[LETTERHEAD OF SMITH, GAMBRELL & RUSSELL, LLP]

Terry F. Schwartz (404) 815-3731 Direct Fax No. - (404) 685-7031 E-Mail - tschwartz@sgrlaw.com

VIA EDGAR CORRESPONDENCE

April 28, 2006

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4561

Washington, DC 20549

Re:	Community National Bancorporation Preliminary Schedule 14A Amended April 18, 2006 File No. 000-25437

Dear Mr. Windsor:

This letter is submitted on behalf of our client, Community National Bancorporation (the “Company”), and is intended to serve as the Company’s response to your letter dated April 21, 2006 addressed to Mr. Terry Alston regarding the above-referenced amended preliminary proxy statement. The numbered paragraphs below correspond to the numbered comments from your letter.

Mr. Christian Windsor

April 28, 2006

Preliminary Schedule 14A

1.	Revise to summarize the projections provided to South Georgia that apply to future periods.

Community National advises the Staff that Community National prepared certain financial projections supporting its capital plan for submission to the OCC pursuant to the Memorandum of Understanding between Community National and the OCC, including balance sheet and income statement projections for fiscal 2006, 2007 and 2008. The financial projections prepared by Community National were made available to South Georgia together with a 2006 budget to support the Federal Reserve application to be filed by South Georgia in connection with the proposed merger. These financial projections were not used in, and were not a part of, the price negotiations between Community National and South Georgia. A brief summary of the use of the projections is included under “Background of the Merger” on page 11.

2.	You have represented to us, supplementally, that NCA made no other oral presentation as to the board of directors in connection with its fairness opinion; please additionally confirm that all material communications with NCA, written or oral, have been disclosed in this document pursuant to Item 1015.

Community National supplementally confirms that all material communications with NCA, written or oral, have been disclosed in the proxy statement pursuant to Item 1015.

Fairness Opinion of Nichols, Cauley & Associates

3.	We note your response to prior comments 20 and 21. However, since the disclosure noted applied to the substance of the Nichols, Cauley & Associates opinion, that document must be revised or supplemented by additional documentation from Nichols, Cauley.

Nichols, Cauley & Associates has delivered a supplemental letter to its opinion, in which NCA consents to the inclusion of their fairness opinion in the proxy statement and the description of their opinion in the proxy statement, and clarifies that while the opinion was rendered to the Community National Board of Directors, NCA has not indicated expressly or impliedly that shareholders may not rely on their opinion. A copy of the supplemental letter is included in Appendix B to the proxy statement following the originally issued opinion.

Mr. Christian Windsor

April 28, 2006

Should you require anything further, or if we may be of assistance, please do not hesitate to contact me at (404) 815-3731.

Sincerely,

/s/ Terry F. Schwartz

Terry F. Schwartz

cc:	Mr. Terry Alston, Community National Bancorporation